United States
                     Securities and Exchange Commission
                           Washington, DC  20549

                               SCHEDULE 13G

                  Under the Securities Exchange Act of 1934
                              (Amendment No. 1)

                          Maxicare Health Plans, Inc.
                              (Name of Issuer)

                                   Common
                        (Title of Class of Securities)

                                 577904204
                              (CUSIP Number)

CUSIP No.  577904204

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    King Investment Advisors, Inc.
    76-0185389

2.  CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION
    Two Post Oak Central, 1980 Post Oak Boulevard, Suite 2400, Houston, TX 77056

NUMBER OF             5.  SOLE VOTING POWER
SHARES                    729,855
BENEFICIALLY          6.  SHARED VOTING POWER
OWNED BY                  0
EACH                  7.  SOLE DISPOSITIVE POWER
REPORTING                 855,315
PERSON WITH           8.  SHARED DISPOSITIVE POWER
                          0

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    855,315

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     4.78%

12.  TYPE OF REPORTING PERSON
     IA


Item 1.
    (a)  Name of Issuer:  Maxicare Health Plans, Inc.
    (b) Address of Issuer's Principal Executive Offices: 1149 South Broadway Street, Los Angeles, CA 90015

Item 2
    (a)  Name of Person Filing:  Roger E. King
    (b) Address of Principal Business Office: 1980 Post Oak Boulevard, Suite 2400, Houston, TX 77056
    (c)  Citizenship:  USA
    (d)  Title of Class of Securities:  Common
    (e)  CUSIP Number:  577904204

Item 3 If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

         Investment Adviser registered under section 203 of the Investment Adviser Act of 1940

Item 4
    (a)  Amount Beneficially Owned:  8553150
    (b)  Percent of Class:  4.78%
    (c)  Number of shares as to which such person has:
         (i)  sole power to vote or to direct the vote                729,855
        (ii)  shared power to vote or to direct the vote              0
       (iii)  sole power to dispose or to direct the disposition of   855,315
        (iv)  share power to dispose or to direct the disposition of  0